FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 24, 2014

Information furnished on this form:

EXHIBITS

1.	Notice Relating to Reorganization of Crystal Components Business of Kyocera Group (Corporate Split)

February 24, 2014

To All Persons Concerned,

Name of Company:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Reorganization of Crystal Components Business of Kyocera Group (Corporate Split)

This is to advise you that Kyocera Corporation (the “Company”) has resolved at a meeting of its Board of Directors held on February 24, 2014 to split off the marketing and sales division of its crystal components business and transfer these operations, effective as of April 1, 2014, to Kyocera Crystal Device Corporation (“KCD”), a consolidated subsidiary of the Company which specializes in the development and manufacture of crystal components. The relevant corporate split will take the form of a so-called “dividing and succeeding corporate split,” in which a wholly-owned subsidiary of the Company will succeed to a prescribed portion of the business of the Company, and therefore, certain matters required to be disclosed in the case of corporate splits not using such procedure are omitted from this document.

1.	Purpose of Corporate Split

Within its crystal components business, the Company currently undertakes marketing and sales, while KCD undertakes development and manufacture. Demand for crystal components, one of the key components for digital consumer equipment such as smartphones, is expected to grow in the communication and auto-related markets in the future. The Company aims to further expand its crystal components business through KCD’s succession to the marketing and sales division of the crystal components business of the Company, and through enhancement of the cooperation between the development and production and the marketing and sales divisions, which will enable more accurate and timely identification of market needs and more appropriate response thereto.

In addition, Kyocera Crystal Device Hokkaido Corporation, a wholly-owned subsidiary of KCD, will be merged into KCD effective as of April 1, 2014, in order to enhance efficiency and strengthen its crystal components business.

2.	Outline of Corporate Split

(1)	Schedule of Corporate Split

• Meetings of Board of Directors of the Company to Approve Agreement for Corporate Split: February 24, 2014

• Execution of Agreement for Corporate Split: February 24, 2014

•    General Shareholders Meeting of KCD to Approve Agreement for Corporate Split: February 24, 2014

(*The Company will undertake the corporate split without approval from a General Shareholders Meeting, in accordance with Article 784-3 (Simplified Procedure for Corporate Split) of the Companies Act.)

• Effective Date of Corporate Split: April 1, 2014 (scheduled)

• Registration of Corporate Split in the Commercial Register: April 1, 2014 (scheduled)

(2)	Method of Corporate Split

(i) Method of Corporate Split

This will be a so-called “dividing and succeeding corporate split,” in which the Company will be the divided company and KCD, a wholly-owned subsidiary thereof, will be the succeeding company.

(ii) Reason for Choosing Method

It has been decided that a so-called “dividing and succeeding corporate split,” in which shares issued by KCD will be allocated to the Company, is the most suitable option for consolidation of the Company’s crystal components business with KCD, a wholly-owned subsidiary of the Company.

(3)	Allocation of Shares

(i) Allocation Ratio of Shares

One share to be issued by KCD in the corporate split shall be allocated to the Company.

(ii) Basis of Calculation of Allocation Ratio

Because the corporate split will be made between the Company and a wholly-owned subsidiary thereof, the Company and KCD have agreed that one share of KCD shall be issued and allocated to the Company.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Associated with the Corporate Split

Not applicable.

(5)	Change of Capital Amount

There will be no change in the Company’s capital amount as a result of the corporate split.

(6)	Rights and Obligations to which the Succeeding Company (KCD) will Succeed

As of the effective date of the corporate split, KCD will succeed to all assets, liabilities, rights and obligations under agreements and contracts to which the Company is a party, belonging to the Company’s crystal components business.

(7)	Expectations with Respect to Performance of Debts

(i) Divided Company (the Company)

Taking into consideration the amounts of assets and liabilities and the net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance of its debts by the Company.

(ii) Succeeding Company (KCD)

Taking into consideration the amounts of assets and liabilities and the net asset value of KCD and the amount of assets and liabilities and the net asset value, etc. to which KCD will succeed, it is judged that there will be no problem with respect to the certainty of performance of its debts by KCD.

3.	Content of Business to be Divided

(1)	Content of the Company’s Crystal Components Business

Marketing and sales division for crystal components.

(2)	Performance of the crystal components business of the Company for the fiscal year ended March 31, 2013:

Net sales of the Company derived from its crystal components business for the fiscal year ended March 31, 2013 were 28,848 million yen, representing 4.8% of the total net sales of the Company for the same period, which amounted to 596,112 million yen.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of December 31, 2013):

(Millions of Yen)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	6,966	Current Liabilities	3,235
Fixed Assets	3	Fixed Liabilities	0
Total	6,969	Total	3,235

As of December 31, 2013, the amount of assets subject to succession (6,969 million yen) represented 0.4% of the total assets of the Company (1,987,092 million yen) as of the same date.

4.	Outlines of Parties Relating to the Corporate Split (as of December 31, 2013)

(1)	Name	Kyocera Corporation	Kyocera Crystal Device Corporation

(2)	Principal office	Fushimi-ku, Kyoto	Higashine-shi, Yamagata

(3)	Name and Title of Representatives	Goro Yamaguchi President and Director	Shigeaki Kinori President and Director

(4)	Principal Businesses	Fine Ceramic Parts Group Semiconductor Parts Group Applied Ceramic Products Group Electronic Device Group Telecommunications Equipment Group	Development and Manufacture of Crystal Components

(5)	Capital Amount	115,703 million yen	16,318 million yen

(6)	Date of Incorporation	April 1959	December 1950

(7)	Number of Shares Issued and Outstanding	382,618,580 shares*[1] (of which 15,750,917 shares*[2] are treasury stock)	35,172,043 shares (there is no treasury stock)

(8)	Fiscal Year End	March 31	March 31

(9)	Performance in and Financial Condition for Most Recent Fiscal Year (Fiscal Year Ended March 31, 2013)

	i) Total Equity	1,714,942 million yen	28,836 million yen

	ii) Total Assets	2,282,853 million yen	37,539 million yen

	iii) Total Equity per Share	9,348.80 yen	819.87 yen

	iv) Net Sales	1,280,054 million yen	26,797 million yen

(10)	Number of Employees	(Non-Consolidated) 13,999	(Non-Consolidated) 798

(11)	Major Shareholders and Their Share Ownership Ratios

•       The Master Trust Bank of Japan, Ltd. (Trust Account) : 7.63%

•       Japan Trustee Services Bank, Ltd. (Trust Account) : 5.89%

•       The Bank of Kyoto, Ltd.: 3.93%

•       State Street Bank and Trust Company: 3.16%

•       Kazuo Inamori: 3.06%

(Shareholding ratios are

calculated after deduction of

treasury shares as of

September 30, 2013)

Kyocera Corporation: 100%

*1.	Kyocera Corporation undertook a stock split at a ratio of 2 for 1 in respect of all shares of its common stock as of October 1, 2013.
*2.	Kyocera Corporation adopted a resolution to cancel treasury stock pursuant to Article 178 of the Companies Act of Japan at the meeting of its Board of Directors held on January 29, 2014, and Kyocera Corporation cancelled 5,000,000 shares of its treasury stock (common stock) as of February 12, 2014.

5.	Status of the Company after Corporate Split

(1)	There will be no change in the corporate name, businesses, location of headquarters, names of representatives, amount of capital or fiscal year end of the Company, as a result of the corporate split.

(2)	Impact on the Company’s Balance Sheet

KCD will succeed to all assets and liabilities of the Company’s crystal components business at their book value, and the excess amount of assets over the amount of liabilities of the business of the Company to be succeeded to by KCD will be recognized as an investment by the Company in a subsidiary. Accordingly, there will be no change in the Company’s net asset value, while there will be a decrease in the Company’s assets by an amount equivalent to the amount of liabilities to be assumed by KCD.

(3)	Impact on Company’s Performance

This is a corporate split to which the Company and a wholly-owned subsidiary thereof are parties. In addition, the effective date of the corporate split will be April 1, 2014, and accordingly, there will be no impact from such corporate split on the forecast of the Company’s performance for the fiscal year ending March 31, 2014.